Exhibit 99.1

Luokung Initiates Federal Court Case Challenging the Trump Administration’s Unlawful Designation of the Company

Company Intends to Pursue All Legal Remedies to Protect Shareholders

BEIJING, March 5, 2021 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading interactive location-based services and big data processing technology company based in China, today announced that it has filed a complaint, together with two U.S. shareholders, with the U.S. Federal District Court for the District of Columbia (the “Court”), alleging that Luokung’s designation as a “Communist Chinese Military Company” (“CCMC”) by the Trump Administration is unlawful. Luokung is asking the Court to declare that Luokung’s CCMC designation is invalid and to enjoin the application of former President Trump’s relevant Executive Order to Luokung.

Background Information

As the Company previously announced, on January 14, 2021 the U.S. Department of Defense (“DoD”) placed the Company on a list of entities operating directly or indirectly in the United States and deemed to be a CCMC under Executive Order 13959, issued by former President Trump on November 12, 2020 (“EO 13959”). The DoD list is maintained under the authority of Section 1237 of the National Defense Authorization Act for Fiscal Year 1999 (“Section 1237”). The U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) administers and enforces EO 13959.

Under EO 13959, U.S. persons, including both individuals and entities, will be prohibited from transacting in securities and derivatives of entities subject to EO 13959 starting 60 days after their designations as CCMCs, i.e., on March 15, 2021 for entities designated by DoD on January 14, 2021.

EO 13959, as amended by Executive Order 13974 issued on January 13, 2021, provides an exemption allowing for divestment transactions by U.S. persons within 365 days of the designation by DoD, and also mandates such divestment by U.S. persons within 365 days of the designation by DoD (i.e., by January 14, 2022 for entities designated by DoD on January 14, 2021).

Company Seeking Extension Following OFAC Designation

OFAC issued on January 26, 2021 General License 1A, which permits until May 27, 2021 trading of securities and derivatives of certain entities whose names “closely match” but are not an exact match with those on the Section 1237 List. The name listed by the DoD on the Section 1237 List is not an exact match to Luokung’s correct legal name of “Luokung Technology Corp.” Luokung therefore believes that it qualifies under General License 1A. Luokung has sought confirmation of the applicability of General License 1A from OFAC, but has not received any such confirmation to date.

Luokung Files Lawsuit in Defense of its Claims that the Company’s Designation is Unlawful

Luokung, together with two U.S. shareholders of the Company, filed a complaint today with the Court setting forth seven claims that Luokung’s designation as a CCMC under Section 1237 and EO 13959, as amended, is unlawful:

●	First, Luokung alleges that the designation under Section 1237 is arbitrary and capricious, an abuse of discretion, and otherwise not in accordance with law in violation of the Administrative Procedure Act, 5 U.S.C. § 551 et seq. (“APA”).

●	Second, Luokung alleges that DoD exceeded its authority by failing to follow procedures in Section 1237 in violation of the APA.

●	Third, Luokung alleges that DoD did not consult with other agencies as required by Section 1237, and therefore Luokung’s designation is in excess of DoD authority.

●	Fourth, Luokung alleges that it is not a CCMC under the statutory definition in Section 1237 and, therefore, restrictions on trading of Luokung shares under EO 13959 cannot lawfully apply to Luokung.

●	Fifth, Luokung alleges that its designation as a CCMC and the restrictions in EO 13959, as applied to Luokung, violate the Fifth Amendment of the U.S. Constitution, i.e., are an unconstitutional deprivation of property and other rights without due process of law.

●	Sixth, Luokung alleges that Section 1237 fails to provide fair notice of what a CCMC is and therefore, in conjunction with restrictions that apply to CCMCs under EO 13959, is unconstitutionally vague.

●	Finally, Luokung also asserts a seventh claim seeking a declaratory judgment from the Court that General License 1A applies to Luokung, and that the prohibitions in EO 13959, if applicable at all to Luokung, do not go into effect until May 27, 2021.

Luokung filed the complaint along with plaintiffs Mr. Baomin Li and Mr. Raymond Weiman Bai, both of whom are U.S. citizens and shareholders of Luokung. Like the Company, the Company’s U.S. shareholders are adversely affected by the designation of Luokung under Section 1237 and EO 13959. As relief, Luokung asks the Court, among other things, to declare that Luokung’s designation as a CCMC is invalid and enjoin the application of the prohibitions in EO 13959 as they apply to Luokung.

Luokung looks forward to defending its and its U.S. shareholders’ interests in the Court, but notes there is no guarantee that its claims will prevail.

Luokung will make further public announcements as warranted by future developments. Investors are kindly requested to pay attention to the Company’s announcements and beware of investment risks.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

Investor Relations

Adam Prior

Senior Vice President

The Equity Group Inc.

Tel: 212-836-9606

Email: aprior@equityny.com

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